Mail Stop 3561
                                                             November 15, 2018


  Jeremy Frommer
  Chief Executive Officer
  Jerrick Media Holdings, Inc.
  2050 Center Avenue, Suite 640
  Fort Lee, NJ 07024

         Re:     Jerrick Media Holdings, Inc.
                 Amendment No. 2 to
                 Registration Statement on Form S-1
                 Filed October 24, 2018
                 File No. 333-213405

  Dear Mr. Frommer:

        We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

         Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 6, 2018 letter.

  Risk Factors, page 10

     1. We note your response to our prior comment 2. Please add a risk factor discussing risks attendant to your operation of the Potent Media brand, including possible law enforcement consequences under federal and state laws related to the cannabis industry.
        While we note from your letter to us dated October 24, 2018 that Potent Media is not currently an essential part of your business or operations, it seems that risks you previously disclosed about this brand may still exist. Even if your business has grown, it seems that any law enforcement risks you face may still be material to investors. In the alternative please tell us why such disclosure is not required.
 Jeremy Frommer
Jerrick Media Holdings, Inc.
November 15, 2018
Page 2


       Incorporation by Reference, page 59

           2. Please tell us why you are eligible to incorporate by reference. It appears that you are a registrant for an offering of penny stock. Please refer to General Instruction VII.D.1(c)
              of Form S-1. Alternatively revise your reference to incorporation by reference and provide all required disclosure within the prospectus.

       Financial Statements

           3. Please file updated financial statements in accordance with Rule 8-08 of Regulation S-X.

              You may contact Julie Griffith at 202-551-3267 or me at 202-551-3859 with any other questions.


                                                                    Sincerely,

                                                                    /s/ John
Dana Brown

                                                                    John Dana
Brown

Attorney-Advisor